Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION
OF NEUROMETRIX, INC.

NeuroMetrix, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is NeuroMetrix, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State (the “Secretary of State”) was April 25, 2001 under the name “New NeuroMetrix, Inc.” (the “Original Certificate”).

2. A Certificate of Merger was filed with the Secretary of State on May 14, 2001 merging NeuroMetrix, Inc., a Massachusetts Corporation, with and into the Corporation under the name “NeuroMetrix, Inc.” (the “Certificate of Merger”).

3. The Original Certificate, as amended by the Certificate of Merger, was amended and restated by an Amended and Restated Certificate of Incorporation filed with the Secretary of State on December 19, 2002 (the “Amended and Restated Certificate”).

4. The Amended and Restated Certificate was amended by Certificates of Amendment filed with the Secretary of State on March 12, 2004 and June 21, 2004 (the “Certificates of Amendment”).

5. The Amended and Restated Certificate, as amended by the Certificates of Amendment, was amended and restated by a Second Amended and Restated Certificate of Incorporation filed with the Secretary of State on July 15, 2004 (the “Second Amended and Restated Certificate”).

6. The Second Amended and Restated Certificate was amended and restated by a Third Amended and Restated Certificate of Incorporation filed with the Secretary of State on July 27, 2004 (the “Third Amended and Restated Certificate”).

7. The Third Amended and Restated Certificate was amended by Certificates of Amendment filed with the Secretary of State on September 1, 2011, February 15, 2013 and December 1, 2015 (the “Certificates of Amendment to the Third Certificate”).

8. The Third Amended and Restated Certificate, as amended by the Certificates of Amendment to the Third Certificate, is hereby further amended to change the capitalization of the Corporation by striking out the first paragraph of the section titled “Capital Stock” of Article IV in its entirety and by substituting in lieu thereof the following two paragraphs:
“The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred five million (105,000,000) shares, of which (i) one hundred million (100,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares shall be a class designated as preferred stock, par value $0.001 per share, of which twenty-five thousand (25,000) shares shall be designated as Series A Junior Participating Cumulative Preferred Stock, par value $0.001 per share, one thousand sixty-seven (1,067) shares shall be designated as Series A-1 Convertible Preferred Stock, par value $0.001 per share, three thousand three hundred seventy-one (3,371) shares shall be designated as Series A-2 Convertible Preferred Stock, par value $0.001 per share, two thousand six hundred twenty-two (2,622) shares shall be designated as Series A-3 Convertible Preferred Stock, par value $0.001 per share, four thousand twenty-three (4,023) shares shall be designated as Series

A-4 Convertible Preferred Stock, par value $0.001 per share, one hundred forty-seven thousand (147,000) shares shall be designated as Series B Convertible Preferred Stock, par value $0.001 per share, thirteen thousand eight hundred (13,800) shares shall be designated as Series C Convertible Preferred Stock, par value $0.001 per share, twenty-one thousand three hundred (21,300) shares shall be designated as Series D Convertible Preferred Stock and seven thousand (7,000) shares shall be designated as Series E Convertible Preferred Stock, and four million seven hundred seventy-four thousand eight hundred seventeen (4,774,817) shares shall be undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).

Upon the effectiveness of the Certificate of Amendment to the Restated Certificate of Incorporation, as amended, to effect a plan of recapitalization of the Common Stock by effecting a 1-for-8 reverse stock split with respect to the issued and outstanding shares of the Common Stock (the “Reverse Stock Split”), without any change in the powers, preferences and rights or qualifications, limitations or restrictions thereof, such that, without further action of any kind on the part of the Corporation or its stockholders, every eight (8) shares of Common Stock outstanding or held by the Corporation in its treasury on the date of the filing of the Certificate of Amendment (the “Effective Date”) shall be changed and reclassified into one (1) share of Common Stock, $0.0001 par value per share, which shares shall be fully paid and nonassessable shares of Common Stock. There shall be no fractional shares issued. A holder of record of Common Stock on the Effective Date who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported in the Wall Street Journal, on the last trading day prior to the Effective Date (or if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or other price determined by the Corporation’s board of directors).”
9.  The Amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized officer this 11th day of May, 2017.

NEUROMETRIX, INC.

By:	/s/ Thomas T. Higgins Thomas T. Higgins Senior Vice President, Chief Financial Officer and Treasurer